
September 17, 2013

Via E-mail
Scott Koenig, M.D., Ph.D.
President and Chief Executive Officer
MacroGenics, Inc.
9640 Medical Center Drive
Rockville, MD 20850

      Re: **MacroGenics, Inc.**
                 Registration Statement on Form S-1
                 Filed September 4, 2013
                 File No. 333-190994

Dear Dr. Koenig:

We have reviewed your registration statement filed September 4, 2013 and your response to our comments to your confidential draft registration statement submitted on August 2, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 46

1. We acknowledge your response to our prior comment 9. To the extent that you plan to use multiple sources of funds to accomplish the purposes specified in this section, you should include a discussion of those other sources in accordance with Instruction 3 to Item 504 of Regulation S-K. Please quantify each additional source of funds and the total amount of combined funds anticipated through 2015. Also, disclose the currently anticipated amount of funds you expect to apply to the development of each of Margetuximab, MGA271, MGD006, MGD007 and MGD010 through 2016 and the point in the development process that you expect the application of these funds will enable you to reach as to each such product.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Stock-Based Compensation, page 62

2. We have reviewed your response to our comment 10 and have the following comments:
   - With respect to the second and third bullets, you indicate that these agreements did not alter the fair value of the common stock or have a significant change in the fair value of the common stock. However, on page 68 you state that you reduced the probability of remaining private because of the "relatively low need to raise capital as a result of your collaboration agreements and anticipated milestone payments." Please further clarify for us, and in your disclosure why these agreements did not impact the value of the common stock.
   - With respect to the fourth bullet, please clarify how you used a combination of the market and income approach to determine the value of your company as a whole for the December 31, 2012 and later valuations.
   - With respect to the fifth bullet, please revise your disclosure to clarify that the higher market values of the companies that completed IPOs in March 2013 as reflected in trading at a premium to the offering price drove the increase in the fair value of the common stock.
   - Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Additionally, we note that you provided qualitative disclosures. As previously requested, please provide quantitative disclosures explaining the difference between the estimated offering price and the fair value of the most recent issuance once the price is known.

Cash Flows
Operating Activities, page 72

3. Please refer to your revised disclosure in response to our comment 11. You indicate that the accounts payable balance decreased as a result of decreased spending on trials, specifically ceased enrollment of the Teplizumab Phase 3 trial in late 2011. We note that total research and development expenses increased by $4.4 million between fiscal 2011 and 2012, and research and development expense related to Teplizumab increased by $5.8 million between fiscal 2011 and 2012. Please further clarify the reasons for the decrease in accounts payable.

Teplizumab: Fc-Modified Antibody for Type 1 Diabetes, page 102

4. In light of your disclosure that you are actively seeking a collaborator for further development of Teplizumab, please additionally disclose to what extent, if any, you are involved in the current Phase 2 clinical trial sponsored by the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK). Additionally, please explain the NIDDK's involvement in the trial and specifically how they may conduct this trial given that you have now regained worldwide rights to Teplizumab from Eli Lilly. Please

additionally disclose whether an IND application was filed for Teplizumab, the identity of the filer, and the date the application was filed. Alternately, if no IND has been filed, please explain why.

Collaborations, pages 102-108

5. We note your response to our prior comment 2. Given that you are actively seeking collaborative partners to develop Teplizumab, that there is an ongoing Phase 2 trial relating to this product candidate, that it appears to be one of your more advanced product candidates according to the table on page 3, and that you reserve the right to use proceeds from this offering to fund its development, please disclose the material terms of your agreement with Tolerance Therapeutics. In particular, please describe the nature of the intellectual property transferred to you under the agreement, the basis on which it was transferred, and the provisions of the agreement governing duration and termination. Additionally, please file the agreement as an exhibit to your registration statement.

2. Summary of Significant Accounting Policies
Revenues
Right-to-Develop Agreements, page F-17

6. For the right-to-develop agreements, please provide the following in the filing:
   - Clarify in Note 8 if the options for licenses are deliverables at inception of the agreement and tell us your basis for your conclusion.
   - If you do not believe the options are deliverables, please clarify the significance of your disclosure regarding determining the selling price for the options.
   - For each right-to-develop agreement in Note 8, please clarify whether the options are substantive and the reasons why or why not.
   - Please clarify if you believe the right-to-develop options have standalone value and why or why not.
   - Clarify the accounting treatment for any right-to-develop fees received upon the exercise of an option to acquire a development and commercialization license (referred to as exercise fees or payments earned).
   - Clarify the accounting policy for right-to-develop agreements where the options to secure development and commercialization licenses to a product program are not considered substantive.
   - Clarify in Note 8 the timing of delivery or performance of service for the deliverables within the arrangements pursuant to ASC 605-25-50-2. For example, it is unclear on page F-32 if all of the arrangement consideration is being recognized over 29 months, the initial period and why that period of recognition is appropriate. Revise the disclosure for all your agreements to clarify the delivery or performance period as appropriate.
   - For the Servier agreement you state on page F-32 that for the quarter ended June 30, 2013, the Company recognized revenue of $4.3 million. Please disclose the revenue recognized for the six months ended June 30, 2013.

5. Shared-Based Payments
Stock Option Exchange, page F-24

7. Please refer to your response to our comment 37. Regeneron and Alexion do not appear to be similar in size or market capitalization to the Company. Further, it is not clear how the companies with large amounts of product revenues are similar in stage of development. Please tell us why you believe including these companies in the peer group is appropriate or confirm that there would not be a material difference in volatility for each of the periods presented if these companies were excluded.

8. Collaboration and License Agreements, page F-30

8. In several places you indicate that you determined that the sales milestones are substantive. Please clarify here and in your disclosure how they meet the definition of a substantive milestone. Refer to ASC 605-20 and 605-28-25-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Richard E. Baltz, Esq.
        Arnold & Porter LLP